UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

ENDOLOGIX, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-28440	68-0328265
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2 Musick, Irvine, CA	92618
(Address of principal executive offices)	(Zip Code)

Vaseem Mahboob: (949) 595-7200
(Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

This Form SD of Endologix, Inc. (herein referred to as “Endologix,” the “Company,” “we,” “us,” or “our”) has been prepared and filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period from January 1, 2015 to December 31, 2015. A copy of the Conflict Minerals Report of Endologix, Inc. (the “Report”) is attached as Exhibit 1.01 to this Form SD, and is publicly available on our website at www.endologix.com (Investor Relations - Corporate Governance).
The Company conducted an analysis and evaluation of all of its current products and its supply chain to determine whether such products contain conflict minerals, as defined by the Rule, and determined that certain products it manufactures or contracts to be manufactured may contain conflict minerals. In accordance with the Rule, the Company performed a reasonable country of origin inquiry to determine the source and chain of custody of the potential conflict minerals contained within its products. The Report attached as Exhibit 1.01 hereto describes the results of the Company’s reasonable country of origin inquiry and its due diligence process.

Item 1.02 - Exhibit
As specified in Section 2, Item 2.01, we are hereby filing our Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 - Exhibits
The following exhibit is filed as part of this Form SD.

Exhibit 1.01 - Conflict Minerals Report of Endologix, Inc., as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENDOLOGIX, INC.

Date: May 27, 2016	/s/ Vaseem Mahboob
Vaseem Mahboob, Chief Financial Officer